

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 26, 2010

Mr. Nicholas R. Schacht
Chief Executive Officer
Learning Tree International, Inc.
1805 Library Street
Reston, VA 20190

>   **RE: Learning Tree International, Inc.
>   Form 10-K for the Fiscal Year Ended October 2, 2009
>   Filed December 16, 2009
>   File No. 000-27248**

Dear Mr. Schacht:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

>   Sincerely,

>   Celeste Murphy
>   Legal Branch Chief